July 26, 2010

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: John Hartz, Bret Johnson and Terence O’Brien

Re:	China Clean Energy Inc.
Form 10-K for Fiscal Year Ended December 21, 2009
Form 10-K/A Filed on June 8, 2010
File No. 0-53773

Ladies and Gentlemen:

On behalf of China Clean Energy, Inc. (the “Company”) reference is made to the letter dated June 15, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of China Clean Energy Inc. (the “Company”) for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010, as amended by Amendment No. 1 on Form 10-K/A to the Form 10-K filed with the Commission on April 14, 2010, and as further amended by Amendment No. 2 on Form 10-K/A to Form 10-K, filed with the Commission on June 8, 2010. We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond the Staff’s comment as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis, page 22
Liquidity and Capital Resources, page 24

1.
Please provide us an example of the expanded, comprehensive discussion of liquidity and capital resources you intend to include in future filings. The discussion should clearly outline the cash requirements for your future plans, addressing specific milestones and their expected costs. To the extent your described plans and obligations, including the expansion of your business beyond the initial phase, the intended acquisition of a feedstock supplier, and the repayment of debt instruments and other obligations, have costs in excess of current sources of liquidity, the magnitude of this excess should be clearly disclosed and you should discuss the specific plans in place to obtain financing for the shortfall. Provide details for your plans to restrain growth or cut back existing operations, in the event you are unable to obtain additional financing.

Haynes and Boone, LLP
Attorneys and Counselors
1221 Avenue of the Americas, 26th Floor
New York, New York 10020-1007
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
July 26, 2010

Response:

A sample of the expanded, comprehensive discussion of liquidity and capital resources that the Company intends to include in future filings is set forth below:

“As of December 2009, the trial production phase at our new plant had been successfully completed, and as of January 2010, the new plant had commenced commercial production operating on a commercial basis. As previously disclosed, the new plant has a production capacity of 100,000 tons of biodiesel per year or 30,000 tons of specialty chemicals per year, or a combination of biodiesel and specialty chemicals for a total output of 70,000 tons per year. The new plant increases our specialty-chemicals capacity by 30,000 tons to a total of 40,000 tons annually.

General. As of December 31, 2009 and 2008, we had cash and cash equivalents of $4,154,814 and $2,913,711, respectively. The increase in cash and cash equivalents was primarily due to $1,434,448 in net cash provided by operating activities and net proceeds from bank loans of $2,821,108 for working capital uses after the net cash used in purchasing of equipments in the amount of $3,010,857 for the year ended December 31, 2009.

The $1,434,448 net cash proceeds provided by operating activities during the year ended December 31, 2009 was primarily due to $1,854,399 of net income, after adjustments for $964,391 of non-cash items including charges in warrant-liability revaluation, $921,902 of depreciation and amortization expenses and $404,582 of stock based compensation costs.

The $2,821,108 of net cash provided by financing activities during the year ended December 31, 2009 was primarily due to the net proceeds of $3,078,810 we received from new short-term bank loans, offset by payments on long-term bank loans of $257,702. In February 2010, we secured a line of credit for approximately $4,800,000 from Fujian Haixia Bank, formerly Fuzhou City Commercial Bank, for use in working capital at our new plant.

We have historically met our liquidity and capital requirements from a variety of sources. These include internally generated cash flow, short-term borrowings from related parties and financial institutions, and sales of common stock.

Obligations under Material Contracts. We had no material commitments as of December 31, 2009. We had a capital commitment of approximately $3,000,000 for the acquisition of plant equipment and machinery as of December 31, 2008.

Private Placement. On January 9, 2008, we completed a private placement, pursuant to which we issued 10,000,000 shares of common stock at the price of $1.50 per share and five-year warrants to purchase 5,000,000 shares of common stock at an initial exercise price of $2.00 per share, for aggregate gross proceeds of $15,000,000. In connection with the private placement, we incurred placement agent fees of approximately $1,200,000, and issued the placement agent five-year warrants to purchase an aggregate of 1,200,000 shares of common stock at an initial exercise price of $2.00 per share. In addition, we incurred other professional fees and expenses totaling approximately $90,000. The net proceeds of $13.6 million from the above financing were used to construct our new plant.

U.S. Securities and Exchange Commission
July 26, 2010

We expect that current capital and other existing resources will be sufficient only to provide a limited amount of working capital. On its own, revenue from our operations is not currently sufficient to fully fund our operations and planned growth. Currently, we have sufficient working capital to operate at full capacity until the end of the year 2010. We expect that we will require approximately an additional $10,000,000 of working capital to continue to expand our business beyond the initial phase. The Company plans to continue its growth by acquiring an upstream feedstock supplier to mitigate its feedstock supply risk and feedstock price fluctuation, which it is currently searching for and expects would cost approximately $10,000,000. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

We intend to repay our debt and other obligations through cash generated from our business operation. If we have excess funds on hand, we intend to repay any outstanding debt and obligations, or to reinvest such excess funds in additional equipment.

Future construction and operation of biodiesel and specialty chemical refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely to be dilutive to the existing stockholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

U.S. Securities and Exchange Commission
July 26, 2010

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel and specialty chemicals industries, the fact that we are a new enterprise without a proven operating history, the location of our production facilities in the People’s Republic of China, and the price of biodiesel, oil and specialty chemicals on the commodities market, which will impact the amount of available asset-based financing. Furthermore, if petroleum, biodiesel or specialty chemicals’ prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be require to cease operation in our facility in Longtian Fujian and we may be required to cease partial operations in Jiangyin Fujian and lay off excess employees.

2.
Please expand your liquidity discussion to address the underlying reasons for the significant changes in your cash flows. For example, explain why inventory and accounts payable increased significantly during the first quarter of 2010.

Response:

In future filings, the Company will expand its liquidity discussion to address the underlying reasons for the significant changes in its cash flows. With respect to the Company’s quarter ended March 31, 2010, the Company’s cash flows, inventories and accounts payable significantly increased as a result of: (i) increased production capacity, (ii) increased sales revenue, and (iii) increased sales volume to existing and new customers. Following the completion of the Company’s Jiangyin Industrial Park production facility in October 2009, the Company added 40,000 tons of capacity to produce biodiesel and added 30,000 tons of capacity to produce specialty chemicals. As a result, for the quarter ended March 31, 2010, the Company recorded $10.7 million in sales revenue, representing an increase of 283% over the quarter ended March 31, 2009. In addition, for the quarter ended March 31, 2010, the Company shipped 5,825 tons of specialty chemicals and 4,391 tons of biodiesel as compared to 1,782 tons of specialty chemicals and 1,036 tons of biodiesel for the quarter ending March 31, 2009. The foregoing factors contributed to the Company’s increased cash flow, inventories and accounts payable during its first quarter in 2010.

3.	Please disclose in future filings whether your debt agreements contain financial covenants, your compliance with such covenants, and the risks of future non-compliance.

Response:

In future filings, the Company will disclose whether its debt agreements contain financial covenants, its compliance with such covenants, and the risks of future noncompliance. Currently, the Company’s debt agreements do not contain any financial covenants.

U.S. Securities and Exchange Commission
July 26, 2010

4.
Please disclose in future filings and supplementally provide us a comprehensive explanation for the significant increases in your accounts receivable and decreases in the allowance for doubtful accounts during 2008, 2009, and the first quarter of 2010 including the following information.

•	Disclose the specific changes in your policy of what maximum credit limits may be extended to your existing customers.

•	Disclose your standard collection terms.

•	Discuss the facts and circumstances surrounding the “temporary extensions of time” to certain customers.

•	Quantify the “majority” of accounts that are within three months, and the percentage of the older accounts that are reserved within the allowance for doubtful accounts.

•	Provide a rollforward of the allowance for doubtful accounts for the interim periods where there are significant changes between periods along with an explanation for such changes.

•	Confirm that you collected in cash the amounts labeled on page 42 as “recovery of amount[s] previously reserved.”

•	Describe the reasons such amounts were originally thought to be non-recoverable.

•
Tell us how much of the $1.8 million in accounts receivable outstanding as of December 31, 2009, has been collected as of the date of your response. Tell us how much of the $2.7 million in accounts receivable outstanding as of March 31, 2010 has been collected.

Response:

A tabular summary of the Company’s significant increases in its accounts receivable decreases in the allowance for doubtful accounts during 2008, 2008 and for the first quarter of 2010.

	Accounts Receivable	Allowance for Doubtful Accounts	Change in accounts receivable	Change in allowance for Doubtful Accounts
2008

1st Quarter	$2,171,404	$310,495	N/A	N/A

2nd Quarter	1,878,136	248,759	(15.6%)	(24.8%)

3rd Quarter	1,300,232	158,916	(44.4%)	(56.5%)

4th Quarter	$1,229,157	$136,389	(5.8%)	(16.5%)

U.S. Securities and Exchange Commission
July 26, 2010

	Accounts Receivable	Allowance for Doubtful Accounts	Change in accounts receivable	Change in allowance for Doubtful Accounts
2009

1st Quarter	$1,430,971	$165,354	14.1%	17.5%

2nd Quarter	1,392,760	69,638	(2.7%)	137.4	%(1)

3rd Quarter	1,321,970	69,733	(5.4%)	0.1%

4th Quarter	$1,860,713	$93,761	29.0%	25.6%

2010

1st Quarter	$2,791,949	$93,492	(0.3%)	(0.3%)
____
(1)	The decrease in allowance for doubtful accounts was mainly due to the Company’s recovery of amounts previously reserved ($66,597 was recovered from bad debt accounts).

Accounts receivable consisted of the following:

	June 30, 2009 (unaudited)	December 31, 2008
Accounts receivable	$1,392,760	$1,229,157
Less: allowance for doubtful accounts	(69,638)	136,389
Accounts receivable, net	$132,122	$1,092,768

The following table consists of allowance for doubtful accounts at:

	June 30, 2009 (unaudited)	December 31, 2008
Beginning allowance for doubtful accounts	$136,389	$407,593
Additions to bad debt expense	--	--
Recovery of amount previously reserved	(66,597)	(294,543)
Effect of foreign currency translation gain	(154)	23,339
Ending allowance for doubtful accounts	$69,638	$136,389

The increases in accounts receivable during the first quarter of 2010 was principally due to an increase in revenue.

U.S. Securities and Exchange Commission
July 26, 2010

Currently, the maximum amount of credit that may be extended to an existing customer is 5,000,000 RMB, or approximately $735,294. Prior to the completion of the Company’s Jiangyin Industrial Park production facility in October 2009, the maximum credit limit was 3,000,000 RMB, or approximately $441,176. The Company’s standard collection term is three months. The Company, however, temporarily extended payment terms by up to two weeks for certain existing customers with strong credit histories as a result of increased sales volume during the first quarter of 2010. This increase in sales volume resulted in some customers needing additional time to pay off historical balances. The Company, however, is not currently providing any temporary payment extensions to any of its customers.

A majority of the Company’s accounts that are within three months, and the percentage of older accounts that are reserved within the allowance for doubtful accounts is quantified below:

Accounts Receivable		Amount	Percentage	Allowance for Doubtful Accounts

2008

1st Quarter		$2,171,404.00		$310,495.00
	Within 3 months	1,949,486.51	89.8%
	Past 3 months	$221,917.49	10.2%

2nd Quarter		$1,878,136.00		$248,759.00
	Within 3 months	1,609,374.74	85.7%
	Past 3 months	$268,761.26	14.3%

3rd Quarter		$1,300,232.00		$158,916.00
	Within 3 months	738,791.82	56.8%
	Past 3 months	$561,440.18	43.2%

4th Quarter		$1,229,157.00		$136,389.00
	Within 3 months	1,164,749.17	94.8%
	Past 3 months	$64,407.83	5.2%

2009

1st Quarter		$1,430,971.00		$165,354.00
	Within 3 months	1,409,077.14	98.5%
	Past 3 months	$21,893.86	1.5%

2nd Quarter		$1,392,760.00		$69,638.00
	Within 3 months	1,344,152.68	96.5%
	Past 3 months	$48,607.32	3.5%

3rd Quarter		$1,321,970.00		$69,733.00
	Within 3 months	1,261,027.18	95.4%
	Past 3 months	$60,942.82	4.64%

4th Quarter		$1,860,713.00		$93,761.00
	Within 3 months	1,789,633.76	96.2%
	Past 3 months	$71,079.24	3.8%

2010

1st Quarter		$2,791,949.00	98.4%	$93,492.00
	Within 3 months	2,748,115.40
	Past 3 months	$43,833.60	1.6%

U.S. Securities and Exchange Commission
July 26, 2010

Set forth below is a rollforward of the allowance for doubtful accounts for the interim periods where there are significant changes between periods along with an explanation for such changes:

Accounts Receivable	Allowance for Doubtful Accounts	Difference in Percentage	Explanation for Changes

2008

1st Quarter	$310,495	--	--

2nd Quarter	$248,759	(24.8%)	The decrease in allowance for doubtful accounts is mainly due to decrease in sale revenue and decrease in accounts receivable.

3rd Quarter	$158,916	(56.5%)	The decrease in allowance for doubtful accounts was mainly due to decrease in sale revenue and decrease in accounts receivable.

4th Quarter	$136,389	(16.5%)	--

2009

1st Quarter	$165,354	17.5%	--

2nd Quarter	$69,638	(137.4%)	The decrease in allowance for doubtful accounts was mainly due to the recovery of amounts previously reserved; $66,597 was recovered from bad debt accounts.

3rd Quarter	$69,733	0.1%	--

4th Quarter	$93,761	25.6%	The increase in allowance of doubtful accounts was mainly due to an increase in sale revenue and increase in accounts receivable.

2010

1st Quarter	$93,492.00	(0.3%)	--

U.S. Securities and Exchange Commission
July 26, 2010

The Company has collected in cash the amounts labeled on page 42 as “recovery of amount[s] previously reserved.” Such amounts were originally thought to be non-recoverable based on our understanding of such customers’ financial condition at the time and their prior payment history.

The Company has collected all of the $1,800,000 in accounts receivable outstanding as of December 31, 2009. In addition, the Company has collected 90% of the $2.7 million in accounts receivable that was outstanding as of March 31, 2010.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Tai-Ming Ou, China Clean Energy, Inc.